UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03763A207

(CUSIP Number)

Tin Kin Lee, Esq.

1811 Fair Oaks Avenue

South Pasadena, CA 91030

(626) 229-9828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03763A207	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Network Medical Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03763A207	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

The name of the issuer is Apollo Medical Holdings, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 700 N. Brand Blvd., Suite 220, Glendale, CA 91203. This statement relates to the Issuer’s class of common stock, $.001 par value per share (“Common Stock”).

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Network Medical Management, Inc., a California corporation (the “Reporting Person”), whose principal office is located at 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801. The principal business of the Reporting Person is providing management and administrative services to medical groups, independent physician practice associations and other healthcare organizations.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

In addition, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

On December 8, 2017, a reverse merger transaction between the Reporting Person and the Issuer was consummated such that the Reporting Person became a wholly-owned subsidiary of the Issuer (the “Merger”).  Pursuant to the Merger, and as of December 8, 2017, the Reporting Person no longer owns any beneficial interest in the Issuer.  The following is a description of the disposition of the 3,333,332 shares of common stock of Issuer that were previously reported on Schedule 13D as being beneficially owned by the Reporting Person, comprised of the following classes of securities:

(1) Upon the closing of the Merger (“Closing”), the Reporting Person relinquished the value of the 1,111,111 shares of Series A preferred stock and 555,555 shares of Series B preferred stock of Issuer previously held by the Reporting Person; and

(2) Immediately prior to Closing, the Reporting Person made an in-kind distribution on a pro rata basis to its shareholders of the 1,666,666 warrants to purchase Common Stock of Issuer, which warrants were previously held by the Reporting Person.

Pursuant to the Merger, Thomas Lam, M.D., current Chief Executive Officer of the Reporting Person, and Warren Hosseinion, M.D., will be Co-Chief Executive Officers of the Issuer upon or promptly following closing of the Merger (the “Closing”). Kenneth Sim, M.D., who currently serves as Chairman of the Reporting Person, will be Executive Chairman of the Issuer. Gary Augusta, the Executive Chairman of the Issuer prior to the Closing, will be President.  Mihir Shah will continue as Chief Financial Officer, and Hing Ang, current Chief Financial Officer of the Reporting Person will be the Chief Operating Officer. Adrian Vazquez, M.D. and Albert Young, M.D. will be Co-Chief Medical Officers. The Board of Directors will consist of nine directors, five appointees (including three independent directors) from the Reporting Person and four appointees (including two independent directors) from the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

CUSIP No. 03763A207	13D	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the date of this report, the Reporting Person does not beneficially own any shares of any class or classes of the Issuer (i.e., 0%).

(b)

Item 5(b) is not applicable.

(c)

The information required by this Item 5(c) is provided in Item 4 of this Statement.

(d)

Item 5(d) is not applicable.

(e)

On December 8, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information required by this Item 6 is provided in Items 4 and 7 of this Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A  Agreement and Plan of Merger dated as of December 21, 2016 (filed as exhibit 99.1 to Issuer’s Form 8-K on December 22, 2016, and incorporated herein by reference).

Exhibit B  Amendment to Agreement and Plan of Merger dated as of March 30, 2017 (filed as exhibit 10.3 to Issuer’s Form 8-K on April 5, 2017, and incorporated herein by reference).

Exhibit C  Amendment No. 2 to Agreement and Plan of Merger, dated as of October 17, 2017 (filed as exhibit 10.1 to Issuer’s Form 8-K on October 20, 2017, and incorporated herein by reference).

CUSIP No. 03763A207	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 12, 2017

Network Medical Management, Inc.

By:	/s/ Thomas Lam, M.D.
Name: Thomas Lam, M.D.
Title: Chief Executive Officer